FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on January 31, 2008, regarding the 2007 Fourth Quarter and Year End Results

2007 Fourth Quarter and Year End Results

FINANCIAL HIGHLIGHTS
Santiago, Chile, January 31, 2007 Banco de Chile (NYSE: BCH), a Chilean full service financial institution, market leader in a wide variety of credit and non-credit products and services which cross all segments of the Chilean financial market, announced results for the fourth quarter and year ended December 31, 2007.

  Banco de Chile concluded its most profitable financial year of the last two decades with a new record of Ch$242,288 million in net income, involving a year-on-year increase of 15.5% and a net income per share rise to Ch$3.37 in 2007 from Ch$3.04 in 2006.

  ROAE increased to 27.4% in 2007 from 25.0% in 2006, exceeding the Chilean financial system’s average of 16.5% and 16.7% for the same periods.

  As a result of the strong performance, Banco de Chile ranked first in terms of ROAE (return on average shareholder’s equity) within the Chilean financial system as of December 2007.

  Loan portfolio, net of interbank, posted an annual growth of 14.5%, driven primarily by our client base expansion and growth of the commercial loan portfolio, which in terms of market share implied a 44 basis points increase reaching 18.5% at the end of 2007.

Selected Financial Data	2006	2007	% Change 2007/2006	4Q06	4Q07	% Change 4Q07/4Q06

Income Statement (Millions, Chilean pesos)
Net Financial Income (1)	450,876	530,751	17.7%	105,106	152,021	44.6%
Fees and incom e from services	143,531	168,490	17.4%	40,159	46,727	16.4%
Gains (losses) on financial instruments &	7,924	(7,633)	-	5,109	(4,480)	-
non-forwards derivatives , net
Operating Revenues	602,331	691,608	14.8%	150,374	194,268	29.2%
Provisions for Loan Losses	(38,909)	(52,619)	35.2%	(14,290)	(13,988)	(2.1)%
Operating Expenses	(322,776)	(333,413)	3.3%	(84,039)	(88,800)	5.7%
Net Income	209,696	242,288	15.5%	45,515	78,715	72.9%

Earnings per Share (Chilean pesos)
Net income per Share	3.04	3.37	10.9%	0.66	1.09	65.2%
Book value per Share	12.98	14.60	12.5%	12.98	14.60	12.5%

Balance Sheet (Millions of Chilean pesos)
Loan Portfolio, net of interbank	10,295,710	11,785,507	14.5%	10,295,710	11,785,507	14.5%
Total Assets	13,704,546	14,620,509	6.7%	13,704,546	14,620,509	6.7%
Shareholders ' Equity	896,393	1,051,393	17.3%	896,393	1,051,393	17.3%

Ratios
Profitability
Return on average assets (ROAA)	1.68%	1.78%		1.37%	2.20%
Return on averages hareholders ' equity (ROAE)	25.0%	27.4%		20.1%	30.8%
Net Financial Margin (2)	4.1%	4.4%		3.6%	4.7%
Efficiency ratio (operat.expenses /opert. revenues )	53.6%	48.2%		55.9%	45.7%
Credit Quality
Past Due Loans / Total Loans	0.64%	0.52%		0.64%	0.52%
Allowances / Total Loans	1.51%	1.36%		1.51%	1.36%
Allowances / Past Due Loans	235.0%	262.8%		235.0%	262.8%
Capital Adequacy
Total Capital / Risk Adjusted Assets	10.7%	10.7%		10.7%	10.7%

_______________________________________________
1 Net interest revenue, foreign exchange transactions and gains from forwards derivatives instruments, net.
2 Net financial income divided by average interest earning assets.

2007 Fourth Quarter and Year End Results

2007 Highlights

The Bank

• Merger related information. Following the decisions of the extraordinary shareholders’ meeting of Banco de Chile and Citibank Chile held on December 27th, 2007, and the authorities’ approval of the merger by absorption of Citibank Chile into Banco de Chile, the merger became effective January 1st, 2008. As a consequence, total assets, liabilities and equity of Citibank Chile were incorporated into Banco de Chile, which remained as the surviving entity. The Banco Edwards’ branch network was renamed Banco Edwards | Citi adding 14 new branches.

In compliance with the merger agreement adopted in Banco de Chile’s shareholders’ meeting, Banco de Chile increased its capital in the amount of Ch$297,324,899,039 by issuing 8,443,861,140 ordinary “Banco de Chile-S” shares, which shall be exchanged for 100% of the 1 million Citibank Chile shares. Original Banco de Chile shares will represent 89.503% and the new Banco de Chile-S shares 10.497% .

Net profits of each bank corresponding to the financial year 2007 shall be distributed among the shares of each bank in the manner and under the conditions determined by the Ordinary Shareholders’ Meeting of the merged bank.

It was also approved in the shareholders’ meeting the "Agreement of Purchase of Assets and Assumption of Liabilities" of Banco de Chile’s New York and Miami branches to Citibank N.A. in the amount of US$130 million. Additionally, the Bank entered into a "Global Connectivity Agreement" with Citibank N.A. which is a commercial agreement between the banks to offer joint global financial services to customers in Chile.

• Board of Directors. On January 8, 2008, Mr. Raúl Anaya (Chief Executive Officer of Latin America, Citi Global Consumer Group) was named member of the Board of Banco de Chile, becoming the second Citigroup executive in the Bank’s Board of Directors. Mr. Rodrigo Manubens resigned as a Board member and was appointed as alternate Director.

• Proposal of distribution of dividends. The Board of Directors of Banco the Chile resolved to schedule the Annual Shareholders Meeting on March 27, 2008. The distribution of 100% of 2007 net profits will be proposed, which will represent a dividend of Ch$3.365289 per share. In the event that by the time of payment of such dividend, all of the 439,951,628 unsubscribed shares resulting from the capital increase agreed on May 17, 2007, had been subscribed and paid up, the dividend will be Ch$3.344850.

• Legg Mason Chile acquisition. On January 24, 2008, Banco de Chile entered into a purchase agreement with Legg Mason (Chile) Inversiones Limitada, and Legg Mason International Holdings (Chile) LLC., regarding all of the shares of Legg Mason (Chile) Administradora General de Fondos S.A; acquiring Banco de Chile 148,793 shares and Banchile Asesoría Financiera 1 share of the company. The total purchase price for the shares is the amount of US$13,000,000. As of December, 2007 Legg Mason (Chile) maintained a distribution contract with Citibank Chile managing funds for approximately Ch$250,000 million.

• Distribution network expansion as a result of the merger with Citibank Chile. In January 2008, 14 Citibank branches were added to the Banco Edwards network, adopting the brand name Banco Edwards-Citi for the higher income client segment. Four Citibank branches were incorporated into the Banco de Chile branch distribution network. In the consumer division, Atlas contributed with 88 branches. Atlas and Credichile will be the largest player in the lower-income individual segment.

• The Financial Advisory company closed two important transactions in 4Q07. During the quarter, the financial advisory subsidiary took part in two financial restructuring businesses through the arrangement of syndicated loans. The total amount of each loan was UF2,000,000 equivalent to US$75 million, where Banco de Chile’s participation was 30% and 35%, respectively.

• Banco de Chile distinguished for its service quality. Banco de Chile was recognized during 4Q07 as one of the three companies with the best service quality in Chile, through the “Premio Nacional de Satisfacción de los Consumidores 2007” granted by Revista Capital and Procalidad. This award speaks of the Bank’s commitment to a customer-focused strategy.

• Strong loan growth during 4Q07. During 4Q07, the Bank posted a strong 6.4% growth in the loan portfolio, net of interbank, mainly led by commercial loans and, to a lesser extent, by contingent loans related to the wholesale banking segment. This quarterly expansion implied a market share increase of 50 basis points from 18.0% in 3Q07 to 18.5% in 4Q07.

• Chile among the top 30 best world economies. On December 18, 2007, Standard & Poor’s Ratings Services raised its foreign currency credit rating on the Republic of Chile to A+ from A, reflecting Chile’s sound economy and robust macroeconomic framework, able to support any potential adverse shock.

2007 Fourth Quarter and Year End Results

Financial System Highlights

• The Chilean financial system’s net income remained strong. Net income for year 2007 amounted to Ch$988,463 million, a 3.2% increase as compared to Ch$957,755 million in 2006. This increase was closely related to higher operating revenues, which more than offset higher provisions for loan losses and higher operating expenses. In terms of ratios, ROAE showed a slight decrease from 16.8% in 2006 to 16.5% in 2007, while the efficiency ratio improved from 52.1% to 48.6% .

• Total loan portfolio, net of interbank loans, as of December 31, 2007, totaled US$127,730 million, posting a 12.7% annual growth, mainly fueled by commercial and residential mortgage loans. As compared the previous year, this growth rate decelerated, primarily as a result of a slowdown in consumer loans, which expanded by only 7.4% in 2007 as compared to a 21.4% in 2006, mainly impacted by higher inflation rate and an increase in interest rates. Past due loans increased by 12.9% during 2007, posting a ratio of past due loans to total loans of 0.75% in 2007, remaining stable as compared to a year ago.

• New accounting rules effective January 2009. In line with a strategy of international integration, Chile continues to work in the convergence of Chilean accepted accounting rules to the international norms or global accounting standard (IFRS). Banks have already started to use international accounting criteria in areas that include financial reporting of derivatives and securitizations. As a consequence of joint collaboration between the Superintendency of Banks and Financial Institutions (SBIF), auditing companies and the Chilean Banks Association (ABIF), the SBIF released last November new accounting regulations, conducting to IFRS-compliant accounts and statements, to be implemented by 2009.

2007 Fourth Quarter and Year End Results

Banco Chile 2007 Fourth Quarter and Year-End Consolidated Results

NET INCOME

Banco de Chile delivered another year of record profits and earnings per share. The ongoing improvement in profitability, which implied a consolidated net income increase of 15.5% to Ch$242,288 million in 2007 (from Ch$209,696 million in 2006) was the result of the Bank’s focus on service quality, efficiency and client base expansion. Net income increase in 2007 was mainly attributable to the 14.8% annual increase in operating revenues led by loan growth and higher benefits from net asset positions denominated in UF, which more than offset the increase in provisions for loan losses and operating expenses.

The Bank’s successfully accomplished goal of creating long-term shareholder value has allowed it to post, in 2007, a solid return on both average assets (ROAA) and on average shareholders’ equity (ROAE) of 1.78% and 27.4% respectively, surpassing the 2006 figures of 1.68% and 25.0% .

Bank, Subsidiaries and Foreign Branches' Net Income

(in millions of Chilean pesos)	2006	2007	% C ha nge 2007/2006	4Q06	4Q07	% C ha nge 4Q07/4Q06

Bank	189,859	216,487	14.0%	37,364	75,108	101.0%
Foreign Branches	(5,215)	(757)	(85.5)%	668	(2,157)	-
Securities Brokerage	6,933	7,957	14.8%	2,221	1,528	(31.2)%
Mutual Funds	10,379	13,880	33.7%	3,042	3,731	22.6%
Insurance Brokerage	1,914	2,128	11.2%	411	294	(28.5)%
Financial Advisory	1,333	593	(55.5)%	847	302	(64.3)%
Factoring	3,635	1,747	(51.9)%	1,090	129	(88.2)%
Securitization	(88)	90	-	(19)	79	(515.8)%
Promarket (sales force)	154	(340)	-	77	(143)	-
Socofin (collection)	583	352	(39.6)%	(245)	(183)	(25.3)%
Trade Services	209	151	-27.8%	59	27	-54.2%

Total Net Income	209,696	242,288	15.5%	45,515	78,715	72.9%

Higher net income not only reflects the Bank’s strong core activity, but also the realization of ample cross-selling opportunities with its subsidiaries. Overall, the Bank’s subsidiaries contributed with Ch$26,558 million in 2007, representing a 6.0% increase as compared to a year ago. This increase was driven primarily by better performances achieved by the Mutual Fund and Securities Brokerage companies, offsetting the lower results registered by the Factoring and the Financial Advisory subsidiaries along the year.

The Mutual Fund and Securities Brokerage subsidiaries continued to innovate, delivering a diverse range of new services and products to address customer needs. During the year, the Mutual Fund subsidiary launched 4 new mutual funds and 1 investment fund in addition to the strategic alliance signed with Bradesco Asset management, seeking new investment opportunities for its clients. This subsidiary reached a 23% market share in terms of average funds under management and sustained its leadership in the local market. As result, it increased its net income by almost 34% during 2007. On its part, net income recorded by the Securities Brokerage subsidiary grew by 14.8% over the prior year driven by higher fee income from stock transactions, investment banking and asset management units. Its strong performance in stock transactions has enabled the company to maintain its number one ranking in this market.

The Insurance Brokerage subsidiary also registered an 11.2% increase in net income during 2007, mainly as a result of higher fee income fueled by growth in the retail segment.

Higher net income accounted for by the Securitization Company was largely related to higher number of transactions conducted by this subsidiary in 2007, which implied a market share of 31% in terms of volume of assets securitized.

The Financial Advisory subsidiary reported a decrease in fee income against 2006, primarily as a result of an extraordinary performance in the last quarter of 2006, in which the company participated in important corporate acquisitions, syndicated loans and loan restructuring transactions.

2007 Fourth Quarter and Year End Results

The decline in net income experienced by the Factoring subsidiary- mainly concentrated in 4Q07- was largely consequence of higher inflation rate, as most of the company’s loans denominated in nominal Chilean pesos, were financed by funds denominated in UF provided by the Bank. Nevertheless, this company remains as the second largest Bank-owned factoring subsidiary in Chile, playing a significant role in supporting the growth of medium size companies with a total portfolio of Ch$213,470 million as of December 2007 and approximately 1,500 clients.

In quarterly terms, net income accounted for in 4Q07 totaled Ch$78,715 million, being the largest quarterly net income the Bank has ever obtained, involving a 72.9% increase as compared to 4Q06. This increase was mainly driven by a significant expansion of net financial income, as a result of the inflation rate growth during 4Q07 as compared to a deflation in 4Q06. See Net Financial Income.

Higher net income obtained by the Bank during 4Q07 as compared to 4Q06 was partially offset by a lower contribution from both foreign branches and subsidiaries. It is worth noting that the 4Q06 net result was the best 2006 quarterly figure in terms of subsidiaries’ contribution to the Bank’s bottom line.

Concerning the Bank’s foreign branches, they recorded losses of Ch$757 million in 2007 as compared to losses of Ch$5,215 million in 2006. During 2007, the foreign branches registered an important decrease in operating expenses accounted for as advisory expenses. However, positive results attained during the first half of 2007 were more than offset by mark to market losses registered in their securities portfolios, mainly caused by the worldwide financial turbulence over the second half of that year. In addition, foreign branches registered non-recurring expenses of approximately Ch$1,600 million during 4Q07 as a consequence of the Asset Purchase Agreement of these branches as part of the merger agreement with Citibank Chile, which will conduct to the closing of these operations in 2008.

NET FINANCIAL INCOME

NET FINANCIAL INCOME

(in millions of Chilean pesos)	2006	2007	% Change 2007/2006	4Q06	4Q07	% Change 4Q07/4Q06

Interest revenue	835,200	1,170,098	40.1%	184,754	343,849	86.1%
Interest expense	(399,790)	(631,633)	58.0%	(85,019)	(188,753)	122.0%
Foreign Exchange transactions, net	(11,601)	18,062	-	2,424	10,684	340.8%
Gains (losses) from forwards
derivatives contracts	27,067	(25,776)	-	2,947	(13,759)	-

Net Financial Incom e (1)	450,876	530,751	17.7%	105,106	152,021	44.6%

Avg. Int. earning assets	11,028,152	12,199,437	10.6%	11,784,374	12,959,898	10.0%
Net Financial Margin(2)	4.1%	4.4%	-	3.6%	4.7%	-

_________________________________________________________
1 Net interest revenue, foreign exchange transactions and gains from forward derivative contracts.
2 Net financial Income divided by average interest earning assets.

Net financial income totaled Ch$530,751 million for 2007, an increase of 17.7% as compared to 2006, generated by an increase of 26 basis points in net financial margin1 and a 10.6% growth in average interest earning assets.

Growth in average interest earning assets was mainly driven by a solid expansion of 11.4% in average loans and, to a lesser extent, by the slight 2.0% growth in average securities.

Net financial margin increased to 4.35% in 2007 from 4.09% in 2006, largely as a consequence of:

• A sharp increase in the inflation rate, measured by the UF variation of 7.0% in 2007 as compared to 2.0% in 2006, which implied that in 2007 the Bank earned higher interest income on the portion of UF denominated assets financed by non-UF denominated liabilities.

• A higher contribution from demand deposits as a result of the increase in nominal interest rates (the average short-term interest rate was 5.31% in 2007 and 5.02% in 2006)

• A favorable funding structure as the ratio of interest bearing liabilities to interest earning assets improved to 72.5% in 2007 from 73.6% in 2006.

These effects were partially offset by lower spreads attained during 2007 as compared to the prior year as a consequence of intensive competition.

2007 Fourth Quarter and Year End Results

Net financial income for 4Q07 increased by 44.6% as compared to 4Q06, as a result of:

• A 112 basis points increase in net financial margin to 4.69% in 4Q07 from 3.57% in 4Q06 mostly due to the increase in the inflation rate, measured by the variation of the UF, from a deflation of 0.4% in 4Q06 to an inflation of 2.3% in 4Q07,

• A 14.5% loan portfolio expansion between the mentioned quarters.

These positive factors were partially offset by a negative repricing effect during 4Q07 (since liabilities reprice faster than interest earning assets) as the Central Bank raised the monetary policy interest rate by 25 basis points in such period, while in 4Q06 this rate remained stable.

FEES AND INCOME FROM SERVICES, NET

Fees and Incom e from Services

(in millions of Chilean pesos)	2006	2007	% C ha nge 2007/2006	4Q06	4Q07	% C ha nge 4Q07/4Q06

Bank	76,198	88,474	16.1%	20,131	25,541	26.9%
Mutual funds	28,009	36,605	30.7%	7,522	10,348	37.6%
Financial Advisory	3,085	1,252	(59.4)%	2,122	539	(74.6)%
Insurance Brokerage	10,433	11,604	11.2%	2,746	2,764	0.7%
Securities Brokerage	11,434	16,216	41.8%	3,971	3,949	(0.6)%
Factoring	926	1,034	11.7%	353	307	(13.0)%
Socofin	10,767	11,113	3.2%	2,709	2,885	6.5%
Securitization	98	352	259.2%	23	180	682.6%
Promarket	0	142	-	-	64	-
Foreign Branches	2,309	1,515	(34.4)%	510	118	(76.9)%
Trade Services	272	183	(32.7)%	72	32	(55.6)%

Total Fees and Income from Services	143,531	168,490	17.4%	40,159	46,727	16.4%

The positive implementation of different initiatives focused on improving client service, strengthening the distribution network, and offering new products and services, has allowed the Bank to build and deepen client relationships thus expanding the Bank’s customer base and consequently increasing annual fee-based income.

As a result of the new regulation on labor outsourcing put on place during 2007, the annual and quarterly figures for 2007 include a reclassification of approximately Ch$15,460 million and Ch$5,590 million, respectively, from fees paid to operating expenses, which favor the 2007 figures. On a comparable basis, total fees and income from services increased by 6.6% in 2007 relative to 2006. Robust growth was posted across most of the Bank’s subsidiaries, which overall accounted for Ch$78,501 million, or 46.6% of the consolidated fee income line in 2007.

The major contributors to the annual increase in fee income were the Mutual Funds, Securities Brokerage and Insurance Brokerage subsidiaries.

The Mutual Funds subsidiary registered historic levels of income from services during 2007 and, consequently, improved its contribution to total fees to 21.7% from 19.5% in 2006. The important annual increase of 30.7% in commissions generated by this company reveals the diversity of products and services and a skilled conduction, as the number of participants and the average funds under management increased by 23% and 19% respectively during 2007, despite the financial turmoil in the markets.

Higher fees coming from the Securities Brokerage subsidiary were driven by higher business volumes in stock transactions and higher income arose from the asset management and investment banking units.

2007 Fourth Quarter and Year End Results

The Insurance business was mainly enhanced by a strong growth in the retail customer base as well as by several marketing campaigns promoting a variety of residential, automobile and other property and casualty as well as life insurance services.

The Securitization subsidiary made solid progress in terms of its contribution to total fees during 2007, materializing important new businesses related to the securitization of credit cards and bonds.

Regarding the Factoring company, higher fee income recorded in 2007 was result of a 31% growth in average loan portfolio and a 12% growth in the number of clients. This subsidiary fostered its business through several marketing initiatives and the launch of a renovated web page, with new services and improved client information. As of December 31, 2007, this subsidiary achieved a loan market share of approximately 28% among factoring companies associated with Banks.

The Bank’s fee income coming from its core products also achieved an important growth during 2007. The increase in its customer base and the Bank’s branch network expansion implied an increase of 11.4% in the number of checking accounts and consequently an important increase in service charges related to checking accounts and ATMs. In addition, higher fee income related to prepayment loans and credit cards also boosted this annual growth.

For the quarter, excluding the aforementioned reclassification, the Bank achieved a 2.4% increase as compared to 4Q06. This increase was mainly driven by higher fees related to the mutual fund and insurance businesses and by higher fees related to checking and sight accounts, ATMs and loans, thus compensating lower fees obtained by the Financial Advisory Subsidiary and lower income from assets received in lieu of payment accounted as other services.

In terms of ratios, total fee income represented 24% of the Bank’s consolidated operating revenues and 50% of its operating expenses.

GAINS (LOSSES) ON FINANCIAL INSTRUMENTS & NON-FORWARD DERIVATIVES, NET

(in millions of Chilean pesos)	2006	2007	% Change 2007/2006	4Q06	4Q07	% Change 4Q07/4Q06

Gains (losses) on financial instruments, net	7,610	(1,043)	-	4,460	(1,549)	-
Gains (losses) from non-forward derivatives contracts	314	(6,590)	-	649	(2,931)	-
Subtotal	7,924	(7,633)	-	5,109	(4,480)	-
Gains (losses) from forward contracts	27,067	(25,776)	-	2,947	(13,759)	-

Gains from trading activities and derivatives instruments, net	34,991	(33,409)	-	8,056	(18,239)	-

Gains on financial instruments and non-forward derivatives contracts for the year 2007 amounted to a loss of Ch$7,633 million, a decline from a gain of Ch$7,924 million in 2006. This decrease was mainly related to: (i) losses in the value of the Bank’s securities portfolio (related to Latin American securities) arising from the global financial instability during the second half of 2007 and, (ii) losses resulting from Chilean securities booked in foreign branches caused mainly by an increase of 68 basis points in Chile’s country risk during the second half of 2007.

The aforementioned factors impacted negatively the Bank’s results during 4Q07, generating losses of Ch$4,480 million as compared to gains of Ch$5,109 million in 4Q06 as in the latter local long-term real interest rates decreased by 39 basis points implying positive earnings from Chilean securities.

PROVISIONS

Provisions for loan losses amounted to Ch$52,619 million in 2007 as compared to Ch$38,909 million in 2006, representing 0.49% and 0.41% of total average loans, respectively, well below the system’s average of 0.98% for 2007 and 0.74% for 2006.

The annual increase in provisions for loan losses was mainly related to overall loan portfolio expansion and to an increase in the level of risk primarily associated with the consumer portfolio.

The Bank’s charge-offs and loan loss recoveries have stood almost stable as a percentage of average loans during the last two years with ratios of 0.67% and 0.33% respectively as of December 31, 2007.

In terms of quarterly figures, provisions for loan losses decreased slightly by 2.1% as compared to 4Q06, as higher loan loss recoveries more than offset the increase in established provisions. The ratio of provisions to average loans decreased to 0.49% in 4Q07 from 0.56% in 4Q06.

2007 Fourth Quarter and Year End Results

Allow ances and Provisions

(in millions of Chilean pesos)	2006	2007	% Change 2007/2006	4Q06	4Q07	% Change 4Q07/4Q06

Allowances
Allowances at the beginning of each period	154,947	155,707	0.5%	150,685	156,262	3.7%
Price-level restatement	(3,167)	(10,746)	239.3%	558	(3,371)	-
Charge-off	(65,161)	(71,564)	9.8%	(17,166)	(16,754)	(2.4)%
Provisions for loan losses established, net	69,088	87,743	27.0%	21,630	25,003	15.6%
Allowances at the end of each period	155,707	161,140	3.5%	155,707	161,140	3.5%

Provisions for loan losses

Provisions for loan losses established	(69,088)	(87,743)	27.0%	(21,630)	(25,003)	15.6%
Loan loss recoveries	30,179	35,124	16.4%	7,340	11,015	50.1%

Provisions for loan losses	(38,909)	(52,619)	35.2%	(14,290)	(13,988)	(2.1)%

Ratios

Allowances/Total loans	1.51%	1.36%		1.51%	1.36%
Provisions for loan losses / Avg. Loans	0.41%	0.49%		0.56%	0.49%
Charge-offs / Avg. Loans	0.68%	0.67%		0.67%	0.58%
Recoveries / Avg. Loans	0.32%	0.33%		0.29%	0.38%

OTHER INCOME AND EXPENSES

Total Other Income and Expenses decreased to Ch$1,580 million in 2007 from Ch$4,087 million in 2006, mainly due to: (i) lower participation in earnings on equity investment in 2007, caused by losses incurred by the Administrador Financiero de Transantiago (AFT), which amounted to Ch$3,327 million during the period and, (ii) a non-recurring tax provision release in 2006 of approximately Ch$3,600 million. It is worth mentioning that higher income related to assets received in lieu of payments previously charged off registered in 2007 partially offset the aforementioned factors.

During 4Q07 other income and expenses amounted to Ch$6,604 million as compared to a negative figure of Ch$2,353 million in 4Q06. This significant increase was mainly related to higher income from assets received in lieu of payment as result of a sale in 4Q07 of a property previously charged off in 2Q07.

2007 Fourth Quarter and Year End Results

OPERATING EXPENSES

Operating Expenses

(in millions of Chilean pesos)	2006	2007	% Change 2007/2006	4Q06	4Q07	% Change 4Q07/4Q06

Personnel salaries and expenses	(169,373)	(192,011)	13.4%	(44,944)	(51,292)	14.1%
Administrative and other expenses	(132,173)	(118,169)	(10.6)%	(33,271)	(31,068)	(6.6)%
Depreciation and amortization	(21,230)	(23,233)	9.4%	(5,824)	(6,440)	10.6%

Total operating expenses	(322,776)	(333,413)	3.3%	(84,039)	(88,800)	5.7%

Efficiency Ratio*	53.6%	48.2%		55.9%	45.7%	-

* Operating expenses/Operating revenues

Total operating expenses amounted to Ch$333,413 million in 2007, a 3.3% year-over-year increase, mainly driven by the Bank’s compliance with the new regulations related to labor outsourcing, issued in 2007, which implied a reclassification of approximately Ch$15,460 million out from the line of fees paid and into the line of personnel salaries and expenses as a consequence of the Bank’s modification of its contract with Promarket subsidiary (sales force).

In addition higher operating expenses responded to the Bank’s focus on expanding its business, transactional capabilities and service quality. Accordingly, the Bank recorded:

• An increase in personnel salaries, primarily related to additional employees for new branches and call centers.

• An increase in communication and technology expenses (including amortization expenses), providing improved productivity and service quality.

• Larger rental expenses related to the expansion of the Bank’s branch network.

Also, the Bank accounted non-recurring expenses related to the merger with Citibank Chile and to the Asset Purchase Agreement of the foreign branches, which amounted to approximately Ch$3,600 million in 2007, mainly concentrated in 4Q07.

However, the increase in these expenses was partially offset by a decrease in advisory expenses accounted in foreign branches related to the requirements of US regulators in compliance matters.

Total operating expenses during 4Q07 increased by 5.7% as compared to 4Q06 as a result of: (i) the aforementioned reclassification of approximately Ch$5,590 million in 4Q07 from other services expenses (fee income line) to personnel salaries, (ii) higher bonus, incentives and indemnities expenses as well as higher advisories and legal expenses registered in foreign branches related to the Asset Purchase Agreement of the New York and Miami branches between Banco de Chile and Citibank N.A, (iii) higher related merger expenses booked in the Bank (mainly advisories and technology expenses) and, (iv) higher depreciation and amortization expenses related to the implementation of the new technology platform.

The efficiency ratio continued to improve reaching a 48.2% during 2007 down from 53.6% in 2006. In terms of quarters, the cost to income ratio decreased to 45.7% in 4Q07 from 55.9% in 4Q06. These figures reflect the Bank’s strong growth in operating income and conservative approach to operating expenses.

LOSS FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement increased to Ch$37,948 million in 2007 from Ch$9,157 million during 2006, as a consequence of the significant increase in the inflation rate used for adjustment purposes from 2.1% in 2006 to 7.4% in 2007 and, to a lesser extent, due to the increase in net non-monetary liabilities as a result of the partial capitalization of the 2006 net income and the capital increase mostly carried out during 3Q07.

2007 Fourth Quarter and Year End Results

INCOME TAXES

The Bank’s income taxes totaled Ch$26,920 million in 2007, as compared to Ch$25,879 million in 2006, showing effective tax rates of 10.0% and 11.0%, respectively. The annual increase in income taxes was mostly related to a higher income tax base as a result of a 14.3% increase in net income before taxes.

LOAN PORTFOLIO

As of December 31, 2007, the Bank’s loan portfolio, net of interbank loans, totaled Ch$11,785,507 million, equal to an annual expansion of 14.5% and a market share of 18.5% .

This significant annual growth showed however, a slight deceleration as compared to the previous year, mainly as consequence of higher inflation rate and higher interest rates, which affected overall loan portfolio and particularly consumer loans.

Loans to the retail segment showed an increase of 12.3% during the year, as the Bank continued fostering this higher yield segment with strong initiatives in the incorporation of new clients. This has resulted in an increase of 13% in the number of retail debtors totaling 678,956 as of December 2007. The Bank has placed a special focus on expanding mortgage loans financed by the Bank’s general borrowings through new product alternatives and better services accessible online. These loans increased by 37% during 2007, twice offsetting the decrease observed in mortgage loans financed by mortgage bonds. Consumer loans continued to perform well, but at a lower pace, with a 9.2% increase in 2007 as the Bank also made important campaigns promoting these loans and credit cards.

Within the wholesale sector, which registered an important 20% annual expansion, loan growth was primarily driven by commercial loans, contingent loans and, to a lesser extent, by foreign trade loans.

Commercial and contingent loans, which grew by 16.8% and 19.7%, respectively during the year, were mainly boosted by the financial services, construction, community service and retail sectors.

Foreign trade and leasing portfolios also posted solid annual increases of 19.4% and 12.5%, respectively, during 2007.

Loan Portfolio

(in millions of Chilean pesos)	Dec-06	Sep-07	Dec-07	% Change 12-months	% Change 4Q07/3Q07

Commercial Loans	4,264,756	4,516,976	4,981,777	16.8%	10.3%
Mortgage Loans [1]	624,228	507,255	471,509	(24.5)%	(7.0)%
Consumer Loans	1,151,676	1,238,224	1,257,738	9.2%	1.6%
Foreign trade Loans	727,416	882,703	868,747	19.4%	(1.6)%
Contingent Loans	1,060,375	1,114,065	1,268,808	19.7%	13.9%
Others Outstanding Loans [2]	1,821,934	2,102,067	2,223,875	22.1%	5.8%
Leasing Contracts	579,075	648,989	651,726	12.5%	0.4%
Past-due Loans	66,250	63,769	61,327	(7.4)%	(3.8)%
Total Loans , net	10,295,710	11,074,048	11,785,507	14.5%	6.4%
Interbank Loans	46,202	118,097	28,419	(38.5)%	(75.9)%

Total Loans	10,341,912	11,192,145	11,813,926	14.2%	5.6%

[1] Mortgage loans financed by mortgage bonds.
[2] Includes mortgage loans financed by the Bank’s general borrowings and factoring contracts.

During 4Q07, total loans, net of interbank loans, grew by 6.4% in response to the expansion in commercial, contingent and mortgage loans financed by the Bank’s general borrowings. In terms of segments, during this quarter the wholesale and retail segments increased by 12.6% and 1.2% respectively. It is worth mentioning that in 4Q07 the Bank settled a loan purchase for a total amount of approximately Ch$108,000 million.

2007 Fourth Quarter and Year End Results

Past Due Loans

(in millions of Chilean pesos)	Dec-06	Sep-07	Dec-07	% Change 12-months	% Change 4Q07/3Q07

Commercial loans	50,560	49,547	46,351	(8.3)%	(6.5)%
Consumer loans	6,130	6,587	6,249	1.9%	(5.1)%
Residential mortgage loans	9,560	7,635	8,727	(8.7)%	14.3%

Total Past Due Loans	66,250	63,769	61,327	(7.4)%	(3.8)%

Consistent with the Bank’s strict focus on maintaining a robust asset quality, the Bank’s past-due loans amounted to Ch$61,327 million, a 7.4% year-on-year reduction, mainly related to commercial loans and, to a lesser extent, to residential mortgage loans. As a consequence, past due loans to total loans ratio improved once again to 0.52% from 0.64% as of December 2006, figures that compare favorably to the system’s average of 0.75% for both years 2007 and 2006. Allowances to cover potential loan losses increased to 263% of past due loans as of December 2007 from 235% a year ago.

FUNDING

Funding

(in millions of Chilean pesos)	Dec-06	Sep-07	Dec-07	% Change 12-months	% Change 4Q07/3Q07

Non-interest Bearing Liabilities
Current Accounts	1,867,656	1,711,253	1,961,430	5.0%	14.6%
Bankers drafts and other deposits	540,479	614,542	550,466	1.8%	(10.4)%
Derivatives instruments	75,132	89,677	120,162	59.9%	34.0%
Other Liabilities	1,474,468	1,627,772	1,551,557	5.2%	(4.7)%
Total	3,957,735	4,043,244	4,183,615	5.7%	3.5%
Interest Bearing Liabilities
Savings & Time Deposits	6,217,188	6,422,437	6,551,174	5.4%	2.0%
Central Bank Borrowings	885	582	513	(42.0)%	(11.9)%
Repurchase agreements	329,562	257,489	301,979	(8.4)%	17.3%
Mortgage Finance Bonds	512,982	433,917	397,333	(22.5)%	(8.4)%
Subordinated Bonds	435,982	456,451	446,395	2.4%	(2.2)%
Other Bonds	595,288	650,826	772,801	29.8%	18.7%
Borrowings from Domestic Financ. Inst.	94,792	89,666	73,947	(22.0)%	(17.5)%
Foreign Borrowings	635,349	620,270	782,868	23.2%	26.2%
Other Obligations	28,388	42,329	58,490	106.0%	38.2%
Total	8,850,416	8,973,967	9,385,500	6.0%	4.6%

Total Liabilities	12,808,151	13,017,211	13,569,115	5.9%	4.2%

The Bank’s total liabilities amounted to Ch$13,569,115 million in 2007, an increase of 5.9% as compared to the previous year.

Non-interest bearing liabilities grew by 5.7% as the Bank continued expanding its current account client base. As a consequence, the balance in current accounts recorded an annual growth of 5.0%, even though these liabilities were negatively impacted by a significant increase in the inflation rate and by a 75 basis points increase in the short-term reference interest rate during the last twelve-months. Higher non-interest bearing liabilities were also explained by an increase in other liabilities, related to contingent obligations consistent with the 19.7% expansion showed by contingent loans during the year, and in derivative instruments.

The Bank’s interest bearing liabilities rose by 6.0% during 2007. This increase was mainly driven by time deposits, which were positively impacted by the increase in the short-term interest rates, by foreign borrowings and other bonds. During 2007 the Bank placed ordinary bonds for a total amount of 15UF million (Ch$293,340 million), implying an important increase of 29.8% in Other Bonds. In particular, during 4Q07, the Bank placed two series of bonds. The first one, for UF4 million, with a 5 year maturity and a duration of 4.48 years, at an annual interest rate of 3.52%, equivalent to 60 basis points above the Central Bank’s bond rate, while the second one was issued for UF2 million at an annual interest rate of 3.56% . The 23.2% annual growth in foreign borrowings was closely related to the 19.4% expansion in foreign trade loans and their lower relative costs.

2007 Fourth Quarter and Year End Results

By contrast, mortgage finance bonds decreased by 22.5% during the year in response to the 24.5% reduction in the associated mortgage loans, since the Bank has fostered the financing of mortgage loans through the Bank’s general borrowings.

SECURITIES PORTFOLIO

As of December 2007, the Bank’s securities portfolio totaled Ch$1,247,481 million, a 7.3% and a 5.2% decrease as compared to December 2006 and September 2007, respectively. The reduction was concentrated in short term Central Bank securities, classified as trading securities. The main reason for this was lower technical reserve requirements caused by a change in the regulations put in place in mid 2007 and due to the Bank’s capital increase.

As of December 2007, the Bank maintained its entire securities portfolio classified as trading.

SHAREHOLDERS' EQUITY

During 2007 the Bank further enhanced its capital base in order to provide the platform for future growth in its core markets. Accordingly, as of December 31, 2007, the Bank’s Shareholder Equity totaled Ch$1,051,393 million (US$2,121 million), a 17.3% increase compared to 2006, mainly as a consequence of the 18.1% growth in capital and reserves and of the 15.5% increase in net income during the last twelve-months. The increase in capital and reserves was largely due to: (i) the capitalization of a portion of the 2006 net income which amounted to Ch$33,833 million and (ii) the capital increase of Ch$84,350 million mostly carried out during 3Q07.

At the end of December 2007, on a consolidated basis, Total Capital to Risk-Adjusted Assets (BIS ratio) stood at 10.7%, while Basic Capital to Total Assets reached 5.50%, both above the minimum requirements applicable to Banco de Chile of 10% and 3%, respectively.

Shareholders' Equity

(in million of Chilean pesos)	Dec.06	Sept.07	Dec.07	% C ha nge 12 - m o nt hs

Capital and reserves	688,370	813,358	813,159	18.1%
A ccumulated adjustment for translation differences [1]	(1,665)	(3,224)	(4,054)	143.5%
Unrealized gains (losses) on securities available for sale	(8)	32	0	(100.0)%
Net Income	209,696	167,172	242,288	15.5%

Total Share holders' equity	896,393	977,338	1,051,393	17.3%

_________________________________________
[1] Represents the effect of the variation in the exchange rate on investments abroad that exceed the restatement of these investments according to the change in the consumer price index.

2007 Fourth Quarter and Year End Results

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2007 and millions of US dollars (MUS$))

		Q u a r t e r s			% Change					% Change

	4Q06	3Q07	4Q07	4Q07	4Q07-4Q06	4Q07-3Q07	Dec06	Dec07	Dec07	Dec 07-Dec 06
	MCh$	MCh$	MCh$	MUS $			MCh$	MCh$	MUS $

Interest revenue and expense
Interest revenue	184,754	369,658	343,849	693.5	86.1%	(7.0) %	835,200	1,170,098	2,359.9	40.1%
Interest expense	(85,019)	(210,861)	(188,753)	(380.7)	122.0%	(10.5) %	(399,790)	(631,633)	(1,273.9)	58.0%
Net interest revenue	99,735	158,797	155,096	312.8	55.5%	(2.3) %	435,410	538,465	1,086.0	23.7%

Income from services, net
Income from fees and other services	57,787	57,960	61,840	124.8	7.0%	6.7%	206,844	224,775	453.3	8.7%
Other services expenses	(17,628)	(14,633)	(15,113)	(30.5)	(14.3) %	3.3%	(63,313)	(56,285)	(113.5)	(11.1) %
Income from services, net	40,159	43,327	46,727	94.3	16.4%	7.8%	143,531	168,490	339.8	17.4%

Other operating income, net
Gains from trading activities and derivative instruments, net	8,056	(4,255)	(18,239)	(36.8)	n/a	328.6%	34,991	(33,409)	(67.4)	n/a
Foreign exchange transactions, net	2,424	(6,191)	10,684	21.5	340.8%	n/a	(11,601)	18,062	36.4	n/a
Total other operating income, net	10,480	(10,446)	(7,555)	(15.3)	n/a	(27.7) %	23,390	(15,347)	(31.0)	n/a

Operating Revenues	150,374	191,678	194,268	391.8	29.2%	1.4%	602,331	691,608	1,394.8	14.8%

Provision for loan losses	(14,290)	(11,792)	(13,988)	(28.2)	(2.1) %	18.6%	(38,909)	(52,619)	(106.1)	35.2%

Other income and expenses
Non-operating income	2,988	3,419	8,815	17.9	195.0%	157.8%	17,798	18,644	37.7	4.8%
Non-operating expenses	(5,399)	(6,057)	(1,470)	(3.0)	(72.8) %	(75.7) %	(14,818)	(15,017)	(30.3)	1.3%
Participation in earnings of equity investments	58	(607)	(741)	(1.5)	n/a	22.1%	1,107	(2,047)	(4.1)	n/a
Total other income and expenses	(2,353)	(3,245)	6,604	13.4	n/a	n/a	4,087	1,580	3.3	(61.3) %

Operating expenses
Personnel salaries and expenses	(44,944)	(49,441)	(51,292)	(103.4)	14.1%	3.7%	(169,373)	(192,011)	(387.3)	13.4%
Administrative and other expenses	(33,271)	(30,804)	(31,068)	(62.7)	(6.6) %	0.9%	(132,173)	(118,169)	(238.3)	(10.6) %
Depreciation and amortization	(5,824)	(5,957)	(6,440)	(13.0)	10.6%	8.1%	(21,230)	(23,233)	(46.9)	9.4%
Total operating expenses	(84,039)	(86,202)	(88,800)	(179.1)	5.7%	3.0%	(322,776)	(333,413)	(672.5)	3.3%

Loss from price-level restatement	1,969	(17,225)	(12,228)	(24.7)	n/a	(29.0) %	(9,157)	(37,948)	(76.5)	314.4%
Minority interest in consolidated subsidiaries	(1)	0	0	0.0	n/a	n/a	(1)	0	0.0	n/a

Income before income taxes	51,660	73,214	85,856	173.2	66.2%	17.3%	235,575	269,208	543.0	14.3%

Income taxes	(6,145)	(7,896)	(7,141)	(14.4)	16.2%	(9.6) %	(25,879)	(26,920)	(54.3)	4.0%

Net income	45,515	65,318	78,715	158.8	72.9%	20.5%	209,696	242,288	488.7	15.5%

The results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of December 31, 2007, unless otherwise stated. Therefore, all growth rates are in real terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$495.82 for US$1.00 as of December 31, 2007. Earnings per ADR were calculated considering the nominal net income and, the exchange rate and the number of shares existing at the end of each period.

2007 Fourth Quarter and Year End Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2007 and millions of US dollars (MUS$))

ASSETS	Dec 05	Dec 06	S ep 07	Dec 07	Dec 07	% C h a n g e

	MCh$	MCh$	MCh$	MCh$	MUS $	Dec 07- Sep 07	Dec 07-Dec 06

Cash and due from banks
Non-interest bearing	700,264	929,561	421,248	524,569	1,058.0	24.5%	(43.6% )
Interbank deposits-interest bearing	22,703	379,723	266,337	248,792	501.8	(6.6% )	(34.5% )
Total cash and due from banks	722,967	1,309,284	687,585	773,361	1,559.8	12.5%	(40.9%)

Investments purchased under agreements to resell	51,204	57,259	33,235	69,130	139.4	108.0%	20.7%

Securities
Trading securities	1,468,648	1,285,978	1,290,430	1,247,481	2,516.0	(3.3% )	(3.0% )
Available for sale	27,024	43,031	10,337	0	0.0	(100.0% )	(100.0% )
Held to maturity	16,903	17,187	15,667	0	0.0	(100.0% )	(100.0% )
Total securities	1,512,575	1,346,196	1,316,434	1,247,481	2,516.0	(5.2%)	(7.3%)

Loans, Net
Commercial loans	3,849,894	4,264,756	4,516,976	4,981,777	10,047.6	10.3%	16.8%
Consumer loans	947,581	1,151,676	1,238,224	1,257,738	2,536.7	1.6%	9.2%
Mortgage loans	735,072	624,228	507,255	471,509	951.0	(7.0% )	(24.5% )
Foreign trade loans	603,949	727,416	882,703	868,747	1,752.1	(1.6% )	19.4%
Interbank loans	27,427	46,202	118,097	28,419	57.3	(75.9% )	(38.5% )
Lease contracts	498,718	579,075	648,989	651,726	1,314.4	0.4%	12.5%
Other outstanding loans	1,463,922	1,821,934	2,102,067	2,223,875	4,485.2	5.8%	22.1%
Past due loans	78,238	66,250	63,769	61,327	123.7	(3.8% )	(7.4% )
Contingent loans	793,438	1,060,375	1,114,065	1,268,808	2,559.0	13.9%	19.7%
Total loans	8,998,239	10,341,912	11,192,145	11,813,926	23,827.0	5.6%	14.2%
Allowance	(154,948)	(155,707)	(156,262)	(161,140)	(325.0)	3.1%	3.5%
Total loans, net	8,843,291	10,186,205	11,035,883	11,652,786	23,502.0	5.6%	14.4%

Derivative instruments	0	54,238	64,765	81,112	163.6	25.2%	49.5%

Other assets
Assets received in lieu of payment, net	11,459	11,598	5,334	5,337	10.8	0.1%	(54.0% )
Bank premises and equipment	156,204	162,901	163,633	169,164	341.2	3.4%	3.8%
Investments in other companies	7,851	8,262	6,030	7,357	14.8	22.0%	(11.0% )
Other	415,058	568,603	681,650	614,781	1,239.9	(9.8% )	8.1%
Total other assets	590,572	751,364	856,647	796,639	1,606.7	(7.0%)	6.0%

Total assets	11,720,609	13,704,546	13,994,549	14,620,509	29,487.5	4.5%	6.7%

2007 Fourth Quarter and Year End Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Ex pressed in millions of constant Chilean pesos (MCh$) as of December 31, 2007 and millions of US dollars (MUS$))

LIABILITIES & S HAREHOLDERS ' EQUITY	Dec 05	Dec 06	S ep 07	Dec 07	Dec 07	% C h a n g e

	MCh$	MCh$	MCh$	MCh$	MUS $	Dec 07- Sep 07	Dec 07-Dec 06

Deposits
Current accounts	1,662,616	1,867,656	1,711,253	1,961,430	3,955.9	14.6%	5.0%
Bankers drafts and other deposits	531,298	540,479	614,542	550,466	1,110.2	(10.4% )	1.8%
Saving accounts and time deposits	5,058,681	6,217,188	6,422,437	6,551,174	13,212.8	2.0%	5.4%
T otal deposits	7,252,595	8,625,323	8,748,232	9,063,070	18,278.9	3.6%	5.1%

Borrowings
Central Bank borrowings	1,543	885	582	513	1.0	(11.9% )	(42.0% )
Securities sold under agreements to repurchase	296,892	329,562	257,489	301,979	609.0	17.3%	(8.4% )
Mortgage finance bonds	610,237	512,982	433,917	397,333	801.4	(8.4% )	(22.5% )
Other bonds	356,055	595,288	650,826	772,801	1,558.6	18.7%	29.8%
Subordinated bonds	334,760	435,982	456,451	446,395	900.3	(2.2% )	2.4%
Borrowings from domestic financial institutions	98,865	94,792	89,666	73,947	149.1	(17.5% )	(22.0% )
Foreign borrowings	725,363	635,349	620,270	782,868	1,578.9	26.2%	23.2%
Other obligations	37,001	28,388	42,329	58,490	118.0	38.2%	106.0%
Total borrowings	2,460,716	2,633,228	2,551,530	2,834,326	5,716.3	11.1%	7.6%

Derivative instruments	65,812	75,132	89,677	120,162	242.4	34.0%	59.9%

Other liabilities
Contingent liabilities	793,803	1,061,498	1,115,147	1,267,706	2,556.8	13.7%	19.4%
Other	297,735	412,970	512,625	283,851	572.5	(44.6% )	(31.3% )
Total other liabilities	1,091,538	1,474,468	1,627,772	1,551,557	3,129.3	(4.7%)	5.2%

Minority interest in consolidated subsidiaries	1	2	0	1	0.0	n/a	(50.0%)

Shareholders' equity
Capital and Reserv es	651,773	686,697	810,166	809,105	1,631.9	(0.1% )	17.8%
Net income for the year	198,174	209,696	167,172	242,288	488.7	44.9%	15.5%
Total shareholders' equity	849,947	896,393	977,338	1,051,393	2,120.6	7.6%	17.3%

Total liabilities & shareholders' equity	11,720,609	13,704,546	13,994,549	14,620,509	29,487.5	4.5%	6.7%

2007 Fourth Quarter and Year End Results

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Q u a r t e r s			Y e a r e n d e d

	4Q06	3Q07	4Q07	Dec 06	Dec 07

Earnings per Share
Net income per Share (Ch$) (1)	0.66	0.91	1.09	3.04	3.37
Net income per ADS (Ch$) (1)	395.56	544.35	655.99	1,822.45	2,019.18
Net income per ADS (US$) (2)	0.74	1.06	1.32	3.41	4.07
Book value per Share (Ch$) (1)	12.98	13.57	14.60	12.98	14.60
Shares outstanding (Millions)	69,037.56	71,995.84	71,996.08	69,037.56	71,996.08

Profitability Ratios (3)(4)
Net Interest Margin	3.39%	4.96%	4.79%	3.95%	4.41%
Net Financial Margin	3.57%	4.78%	4.69%	4.09%	4.35%
Fees / Avg. Interest Earnings Assets	1.36%	1.35%	1.44%	1.30%	1.38%
Other Operating Revenues / Avg. Interest Earnings Assets	0.36%	-0.33%	-0.23%	0.21%	-0.13%
Operating Revenues / Avg. Interest Earnings Assets	5.10%	5.98%	6.00%	5.46%	5.67%
Return on Average Total Assets	1.37%	1.84%	2.20%	1.68%	1.78%
Return on Average Shareholders' Equity	20.05%	28.62%	30.84%	25.00%	27.42%

Capital Ratios
Shareholders Equity / Total Assets	6.54%	6.98%	7.19%	6.54%	7.19%
Basic capital / Total assets	4.97%	5.74%	5.50%	4.97%	5.50%
Basic Capital / Risk-Adjusted Assets	6.75%	7.47%	7.01%	6.75%	7.01%
Total Capital / Risk-Adjusted Assets	10.67%	11.49%	10.69%	10.67%	10.69%

Credit Quality Ratios
Past Due Loans / Total Loans	0.64%	0.57%	0.52%	0.64%	0.52%
Allowance for loan losses / Past due loans	235.03%	245.04%	262.76%	235.03%	262.76%
Allowance for Loans Losses / Total Loans	1.51%	1.40%	1.36%	1.51%	1.36%
Provision for Loan Losses / Avg.Loans (4)	0.56%	0.42%	0.49%	0.41%	0.49%

Operating and Productivity Ratios
Operating Expenses / Operating Revenue	55.89%	44.97%	45.71%	53.59%	48.21%
Operating Expenses / Average Total Assets (3)	2.52%	2.43%	2.48%	2.59%	2.45%

Average Balance S heet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	11,784,374	12,817,576	12,959,898	11,028,152	12,199,437
Avg. Assets (million Ch$)	13,325,331	14,176,496	14,327,452	12,466,441	13,594,213
Avg. Shareholders Equity (million Ch$)	907,841	912,835	1,020,907	838,852	883,642
Avg. Loans (million Ch$)	10,188,437	11,128,082	11,492,681	9,541,392	10,632,131
Avg. Interest Bearing Liabilities (million Ch$)	8,762,579	9,231,032	9,160,237	8,113,008	8,842,588

Other Data
Exchange rate (Ch$)	534.43	511.72	495.82	534.43	495.82

Notes
(1) These figures were expressed in constant Chilean pesos as of December 31, 2007.
(2) These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.

2007 Fourth Quarter and Year End Results

CONTACTS:	Jacqueline Barrio
(56-2) 653 2938
jbarrio@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
  unexpected developments in certain existing litigation;
  increased costs;
  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2008

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO